UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.  Form
4 or Form 5 obligations may continue.  See Instruction 1(b).

1.  Name and Address of Reporting Person

    Mitchell J. Kelly
    c/o Anaconda Capital Management, LLC
    730 Fifth Avenue, 15th Floor
    New York, New York  10019


2.  Issuer Name and Ticker or Trading Symbol

    Novavax, Inc. (NOX)


3.  IRS Number of Reporting Person (Voluntary)


4.  Statement for Month/Year

    3/00


5.  If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person(s)to Issuer (Check all applicable)

    (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

    Chief Executive Officer

7.  Individual or Joint/Group Filing (check Applicable Line)

      X    Form filed by One Reporting Person
           Form filed by More than One Reporting Person



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
                                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security| 2. Transaction| 3. Transaction| 4. Securities         | 5. Amount of       | 6. Ownership  |7.  Nature of |
   (Instr. 3)       |    Date       |    Code       |    Acquired (A)       |    Securities      |    Form:      |    Indirect  |
                    |               |    (Instr. 8) |    or Disposed        |    Beneficially    |    Direct (D) |    Beneficial|
                    |    (Month/    |               |    of (D)             |    Owned at End    |    or Indirect|    Ownership |
                    |    Day/       |               |    (Instr. 3,4,       |    of Month        |    (I)        |    (Instr. 4)|
                    |    Year)      |               |    and 5)             |    (Instr. 3 and 4)|    (Instr. 4) |              |
                    |               |          |    |          |(A) or|     |                    |               |              |
                    |               |    Code  | V  |    Amount|(D)   |Price|                    |               |              |
_________________________________________________________________________________________________________________________________
Common Stock             3/13/97         P             1,200,000    (A)$4.25                          (I)             (4)
Common Stock             4/14/99         P               220,000    (A)$2.50                          (I)             (4)
Common Stock             12/23/99        A                19,139    (A)$0                             (D)
Common Stock             3/10/00         M               659,090    (A)$5.46                          (I)             (4)
Common Stock             3/10/00         M               193,680    (A)$0      2,314,809              (I)             (4)

---------------------------------------------------------------------------------------------------------------------------------


                                           TABLE II -- DERIVATIVE SECURITIES ACQUIRED,
                                               DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of        | 2. Conver-  | 3. Trans-  | 4. Trans-  | 5. Number of    | 6. Date Exer-     | 7. Title and Amount |
   Derivative      |    sion or  |    action  |    action  |    Derivative   |    cisable and    |    of Underlying    |
   Security        |    Exercise |    Date    |    Code    |    Securities   |    Expiration     |    Securities       |
   (Instr. 3)      |    Price of |    (Month/ |    (Instr. |    Acquired     |    Date           |    (Instr. 3 and 4) |
                   |    Deri-    |    Date/   |    8)      |    (A) or       |    (Month/Day/    |                     |
                   |    vative   |    Year)   |            |    Disposed of  |    Year)          |                     |
                   |    Security |            |            |    (D) (Instr.  |                   |                     |
                   |             |            |            |    3, 4 and 5)  |                   |                     |
                   |             |            |____________|_________________|___________________|_____________________|
                   |             |            |      |     |        |        |         |         |        |            |
                   |             |            |      |     |        |        | Date    | Expira- |        | Amount or  |
                   |             |            |      |     |        |        | Exer-   | tion    |        | Number of  |
                   |             |            | Code |  V  |  (A)   |  (D)   | cisable | Date    | Title  | Shares     |
___________________|_____________|____________|______|_____|________|________|_________|_________|________|____________|

                   |             |            |      |     |        |        |         |         |        |            |
                   l             l            l      l     l        l        l         l         l        l            l

Options            $5.00         12/31/97     A            10,000            currently 12/31/07  Common   10,000
                                                                                                 Stock
Options            $1.94         12/31/98     A            10,000            currently 12/31/08  Common   10,000




                                                                                                 Stock

Options            $3.625        8/17/99      A            30,000            currently 8/17/09   Common   30,000
                                                                                                 Stock

Options            $5.625        12/31/99     A            10,000            7/01/00   12/31/09  Common   10,000
                                                                                                 Stock

Warrants           $6.00         3/13/97      P            600,000           currently 3/12/00   Common   600,000
                                                                                                 Stock

Warrants           $8.00         3/13/97      P            600,000           currently 3/12/00   Common   600,000
                                                                                                 Stock

Warrants           $3.75         4/14/99      P            55,000            currently 4/14/02   Common   55,000
                                                                                                 Stock

Warrants           $5.78         4/14/99      J(1)         22,905            currently 3/12/00   Common   22,905
                                                                                                 Stock

Warrants           $7.70         4/14/99      J(1)         22,905            currently 3/12/00   Common   22,905
                                                                                                 Stock

Warrants           $5.46         2/02/00      J(1)         36,185            currently 3/12/00   Common   36,185
                                                                                                 Stock

Warrants           $7.28         2/02/00      J(1)         36,185            currently 3/12/00   Common   36,185
                                                                                                 Stock

Warrants           $3.544        2/02/00      J(1)         3,192             currently 4/14/02   Common   3,192
                                                                                                 Stock

Warrants                         3/10/00      M                     659,090                      Common   659,090
                                                                                                 Stock

Warrants                         3/10/00      M(2)                  659,090                      Common   193,680(3)
                                                                                                 Stock

|  8. Price of          | 9. Number of      | 10. Ownership     | 11. Nature of   |
|     Derivative        |    derivative     |     Form of       |     Indirect    |
|     Security          |    Securities     |     Derivative    |     Beneficial  |
|     (Instr. 5)        |    Benefi-        |     Security      |     Ownership   |
|                       |    cially         |     Direct (D)    |     (Instr. 4)  |
|                       |    Owned at       |     or Indirect   |                 |
|                       |    End of         |     (I) (Instr.   |                 |
|                       |    Month          |     4)            |                 |
|                       |    (Instr. 4)     |                   |                 |

      $0                                              (D)




      $0                                              (D)
      $0                                              (D)
      $0                     80,000                   (I)             (4)
      $0                                              (I)             (4)
      $0                                              (I)             (4)
      $0                                              (I)             (4)
      $0                                              (I)             (4)
      $0                                              (D)
      $0                                              (I)             (4)
      $0                                              (I)             (4)
      $0                                              (I)             (4)
      $5.46                                           (I)             (4)
                             58,192


Explanation of Responses:

(1) Warrants amount adjusted per the Company's private placement

(2)   Cashless exercise

(3)   Shares reduced due to Cashless exercise

(4)   By limited partnership of which Mr. Kelly is the Managing
      General Partner of the General Partner. Mr. Kelly disclaims ownership except to the extent of his pecuniary interest therein.


Signature of Reporting Person:

Mitchell J. Kelly

/s/ Mitchell J. Kelly
___________________________
      Mitchell J. Kelly


Date:  April 3, 2000

**    Intentional misstatements or omissions of facts constitute
      Federal Criminal Violations.  See U.S.C. 1001 and 15 U.S.C.
      78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is sufficient, see Instruction 6 for procedure.




01474003.AC2